Filed by APA Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934

Form S-4 No. 333-276797

Subject Company: Callon Petroleum Company

Commission File No. 001-14039

The following email was sent to employees of APA Corporation on March 18, 2024.

From the Office of John Christmann, Chief Executive Officer

Colleagues,

APA Corporation’s Special Meeting of Stockholders in connection with the proposed acquisition of Callon Petroleum Company will be held virtually at 9 a.m. Central Time on Wednesday, March 27, 2024. If you have not already done so, please vote your shares prior to the meeting to ensure your votes are counted (instructions below). If you are voting by internet or telephone, votes must be submitted by 11:59 p.m. Central Time, on March 26, 2024.

The Board of Directors of APA unanimously recommends that APA stockholders vote “FOR” the stock issuance proposal and “FOR” the APA adjournment proposal.

•	The pending combination of Callon’s Delaware-focused acreage footprint with APA’s Midland-focused footprint will provide us with scale and balance in the Permian Basin,

•	Once completed, the transaction is expected to be accretive on key financial and value metrics, and

•

The acquisition is expected to increase the pro-forma weighting of APA’s Permian Basin BOE production, oil volumes and cash flow, which may lead to a re-rating of the company’s stock among investment analysts.

Results will be publicly announced following the meeting.

How to Vote Your APA Shares:

You should have received an email from Fidelity or your brokerage firm. Check your work and personal email accounts for the request to vote. You may also have received one or more requests to vote through the mail. Note: Unvested awards in your Fidelity account do not have voting power.

You also can vote by calling the phone number referenced in your voting materials. You will need to enter your specific control number to use this option. Your control number can be found in the email or mailer that you received from Fidelity or your brokerage firm. The deadline for voting shares over the internet or by telephone is 11:59 p.m. Central Time on March 26, 2024.

If you have any questions, please contact Gary Clark. We will be in touch with more information following the shareholder meeting.

JOHN CHRISTMANN

Chief Executive Officer

*	Apache Egypt employees should log in with their Apache Corp email account, firstname.lastname@apachecorp.com for access to links.

Forward-Looking Statements

This email contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “continues,” “could,” “estimates,” “expects,” “goals,” “guidance,” “may,” “might,” “outlook,” “possibly,” “potential,” “projects,” “prospects,” “should,” “will,” “would,” and similar references to future periods, but the absence of these words does not mean that a statement is not forward-looking. These statements include, but are not limited to, statements about the closing of the proposed acquisition of Callon and the expected benefits of such transaction. While forward-looking statements are based on assumptions and analyses made by us that we believe to be reasonable under the circumstances, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance, and financial condition to differ materially from our expectations, including the following: uncertainties as to whether the potential transaction will be consummated on the expected time period or at all, or if consummated, will achieve its anticipated benefits and projected synergies within the expected time period or at all; APA’s ability to integrate Callon’s operations in a successful manner and in the expected time period; the occurrence of any event, change, or other circumstance that could give rise to the termination of the transaction; risks that the anticipated tax treatment of the potential transaction is not obtained; unforeseen or unknown liabilities; customer, shareholder, regulatory, and other stakeholder approvals and support; unexpected future capital expenditures; potential litigation relating to the potential transaction that could be instituted against APA and Callon or their respective directors; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the effect of the announcement, pendency, or completion of the potential transaction on the parties’ business relationships and business generally; risks that the potential transaction disrupts current plans and operations of APA or Callon and their respective management teams and potential difficulties in Callon’s ability to retain employees as a result of the transaction; negative effects of the announcement and the pendency or completion of the proposed acquisition on the market price of APA’s or Callon’s common stock and/or operating results; rating agency actions and APA’s and Callon’s ability to access short-and long-term debt markets on a timely and affordable basis; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches, and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; labor disputes; changes in labor costs and labor difficulties; the effects of industry, market, economic, political, or regulatory conditions outside of APA’s or Callon’s control; and legislative, regulatory, and economic developments targeting public companies in the oil and gas industry. See “Risk Factors” in APA’s Form 10-K for the year ended December 31, 2023, and in APA’s definitive proxy statement/prospectus, dated February 16, 2024, relating to the transaction, for a discussion of risk factors that could affect the proposed transaction and our and Callon’s businesses. Any forward-looking statement made in this email speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. APA and its subsidiaries undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future development or otherwise, except as may be required by law.

No Offer or Solicitation

This email is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, APA has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of APA and Callon and that also constitutes a prospectus of APA common stock. The registration statement was declared effective on February 15, 2024, and APA filed a prospectus on February 16, 2024, and Callon filed a definitive proxy statement on February 16, 2024. APA and Callon commenced mailing of the definitive joint proxy statement/prospectus to their respective shareholders on or about February 16, 2024. Each of APA and Callon may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the definitive joint proxy statement/prospectus or registration statement or any other document that APA or Callon may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents containing important information about APA, Callon, and the proposed transaction through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by APA are also available free of charge on APA’s website at https://investor.apacorp.com. Copies of the documents filed with the SEC by Callon are available free of charge on Callon’s website at https://callon.com/investors.

Participants in the Solicitation

APA, Callon, and certain of their respective directors, executive officers, and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of APA, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) APA’s proxy statement for its 2023 Annual Meeting of Shareholders, which was filed with the SEC on April 11, 2023 (and which is available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/1841666/000119312523097278/d434054ddef14a.htm), including under the headings “Corporate Governance”, “Election of Directors (Proposal Nos. 1–10)”, “Information about Our Executive Officers”, “Executive and Director Compensation”, “Securities Ownership and Principal Holders”, (ii) APA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 22, 2024 (and which is available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0001841666/000178403124000003/apa-20231231.htm), including under the headings “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Item 13. Certain Relationships and Related Transactions and Director Independence”, and (iii) to the extent holdings of APA’s securities by its directors or executive officers have changed since the amounts set forth in APA’s proxy statement for its 2023 Annual Meeting of Shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at EDGAR Search Results (https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=1841666&type=&dateb=&owner=only&count=40&search_text=). Information about the directors and executive officers of Callon, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Callon’s definitive proxy statement for the proposed merger (available at https://www.sec.gov/Archives/edgar/data/928022/000119312524038126/d694457ddefm14a.htm), including under the headings “Board of Directors After Completion of the Merger” and “Interests of Callon’s Directors and Executive Officers in the Merger” (including the documents incorporated by reference therein), (ii) Callon’s proxy statement for its 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 13, 2023 (and which is available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/928022/000092802223000047/cpe-20230309.htm), including under the headings “Proposal 1 – Election of Class II Directors”, “Executive Officers”, “Executive Compensation”, “Beneficial Ownership of Securities”, “Principal Shareholders and Management”, “Certain Relationships and Related Party Transactions”, (iii) Callon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 26, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000928022/000092802224000031/cpe-20231231.htm), including under the headings “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Item 13. Certain Relationships and Related Transactions and Director Independence,” and (iv) to the extent holdings of Callon’s securities by its directors or executive officers have changed since the amounts set forth in Callon’s definitive proxy statement for its 2023 Annual Meeting of Shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at EDGAR Search Results (https://www.sec.gov/cgi-bin/browse-

edgar?action=getcompany&CIK=928022&type=&dateb=&owner=only&count=40&search_text=). Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read these materials carefully before making any voting or investment decisions. You may obtain free copies of these documents from APA or Callon using the sources indicated above.